MONARCHY RESOURCES, INC.

243 Teresa St Sta Mesa, Sampaloc, Manila, Philippines

October 31, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Attention:                      Ms. Anna Nguyen Parker
        Division of Corporate Finance
            Branch Chief

Dear Ms. Parker:

Re:           Amended Registration No. 2 to Registration Statement on Form S-1
  Filed September 28, 2011
  File No. 333-172825

I am in receipt of your letter dated October 11, 2011 and have the following responses to your comments.

Prospectus Summary, page 2

1.	I have inserted the following sentences to disclose our working capital and cash on hand as of October 26, 2011:

As at October 26, 2011, we had $16,086 in cash on hand and current liabilities of $17,280 resulting in a negative working capital position of $1,194.  To undertake Phase II of our exploration program we will require additional funds of $27,237.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 25

2.
The schedule has been amended by the elimination of “Legal - $2,500”.  Legal    expense for the preparation of Exhibit 5 and the review of the original Form S-1 was paid by check on February 21, 2011 to Lawler & Associates and should not have been included in this schedule.   By including this amount noted above it resulted in a duplication of legal expense.  This has now been corrected.

3.	In response to this comment the following sentence have been changed to read as follows:

No written agreement has been entered into between the directors and the Company regarding the above noted amount of $14,000 and any future advances.  This advance of $14,000 is on a demand basis and bears no interest similar to any future advances.  The loan is not convertible into shares of our Company

4.           To clarify the directors’ commitment the following sentence has been changed:

…..our directors and officers are committed to advance Monarchy whatever funds are required to enable the Company to meet its cash needs over the coming year in addition to the amount indicated in the following sentence.

Our Planned Exploration Program, page 27

5.	The following has been inserted under paragraph two in response to this comment.

Our exploration program under Phase I will start in November 2011 and therefore there are no results as at the date of this prospectus.   Until Phase I has been completed no work will be undertaken on Phase II.

I have attached a letter date October 27, 2011 from our geologist, Mr. Angelo Ventura, indicating that the exploration work will take somewhere between four to six weeks to complete from the date of his letter.

The above noted changes have been red-lined in the amended Form S-1A (amendment #3) for easy of reference and as required.

Yours very truly;

Monarchy Resources Inc.

“GUILFRED COLCOL CASIMIRO

Guilfred C. Casimior
Chief Executive Officer, President and
Director

c/c           Marc Andrew Mercado – Chief Financial Officer